UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                    FORM 6-K

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                            REPORT OF FOREIGN ISSUER

                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                                February 2, 2009


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                                NOVO NORDISK A/S
             (Exact name of Registrant as specified in its charter)


                                    NOVO ALLE
                               DK-2880, BAGSVAERD
                                     DENMARK
                    (Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

                       Form 20-F [X]     Form 40-F [ ]


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes [ ]     No [X]


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-32(b):82-_____________________

DIRECTOR/PDMR SHAREHOLDING

TRADING IN NOVO NORDISK SHARES BY BOARD MEMBERS, EXECUTIVES AND ASSOCIATED PERSONS AS REPORTED TO NOVO NORDISK ON 29 JANUARY 2009

In accordance with Section 28a of the Danish Securities Trading Act, Novo Nordisk is required on a daily basis to publish trading in Novo Nordisk shares by the company's board members, executives and their associated persons as reported by those persons to Novo Nordisk.

As from 2004, members of Novo Nordisk's Executive Management and other members of the Senior Management Board have participated in a performance based incentive programme where a proportion of the calculated shareholder value creation has been allocated to a joint pool for the participants. For 2005, 232,026 shares were allocated to the joint pool and the market value of the scheme was expensed in the account s for 2005. In accordance with the principles of the incentive program, the Board of Directors of Novo Nordisk A/S on 28 January 2009 evaluated that the conditions for release of the joint pool of shares have been fulfilled. Accordingly, the shares in the joint pool were transferred to 23 current and former members of senior management on 29 January 2009.

Further, members of Executive Management have traded shares through the exercise of options. Please find below a statement of such trading in shares issued by Novo Nordisk.


NAME                            LARS REBIEN SORENSEN
REASON FOR REPORTING            CHIEF EXECUTIVE OFFICER
FINANCIAL INSTRUMENT AND        NOVO NORDISK B DK006010261
ID CODE
TYPE OF TRANSACTION             OTHER TRANSACTION (TRANSFER OF SHARES IN
                                ACCORDANCE WITH LONG-TERM INCENTIVE PROGRAMME)
DATE OF TRANSACTION             29 JANUARY 2009
PLACE OF TRANSACTION            NASDAQ OMX COPENHAGEN
VOLUME OF TRANSACTION           23,208 SHARES
TOTAL VALUE OF TRANSACTION      0 (TRANSFERRED IN ACCORDANCE WITH THE LONG-TERM
                                INCENTIVE PROGRAMME FOR 2005)


NAME                            LARS REBIEN SORENSEN
REASON FOR REPORTING            HIEF EXECUTIVE OFFICER
FINANCIAL INSTRUMENT AND        NOVO NORDISK B DK006010261
ID CODE
TYPE OF TRANSACTION             SALE OF SHARES
DATE OF TRANSACTION             29 JANUARY 2009 PLACE OF TRANSACTION NASDAQ OMX
                                COPENHAGEN
VOLUME OF TRANSACTION           23,208 SHARES
TOTAL VALUE OF TRANSACTION      DKK 6,926,196


NAME                            LARS REBIEN SORENSEN
REASON FOR REPORTING            CHIEF EXECUTIVE OFFICER
FINANCIAL INSTRUMENT AND        NOVO NORDISK B DK006010261
ID CODE
TYPE OF TRANSACTION             EXERCISE OF OPTIONS (PURCHASE OF SHARES)
DATE OF TRANSACTION             29 JANUARY 2009
PLACE OF TRANSACTION            NASDAQ OMX COPENHAGEN
VOLUME OF TRANSACTION           22,000 SHARES
TOTAL VALUE OF TRANSACTION      DKK 2,178,000

NAME LARS                       REBIEN SORENSEN
REASON FOR REPORTING            CHIEF EXECUTIVE OFFICER
FINANCIAL INSTRUMENT AND
ID CODE                         NOVO NORDISK B  DK006010261
TYPE OF TRANSACTION             SALE OF SHARES
DATE OF TRANSACTION             29 JANUARY 2009
PLACE OF TRANSACTION            NASDAQ OMX COPENHAGEN
VOLUME OF TRANSACTION           12,000 SHARES
TOTAL VALUE OF TRANSACTION      DKK 3,581,280


NAME                            JESPER BRANDGAARD
REASON FOR REPORTING            CHIEF FINANCIAL OFFICER
FINANCIAL INSTRUMENT AND        NOVO NORDISK B DK006010261
ID CODE
TYPE OF TRANSACTION             OTHER TRANSACTION (TRANSFER OF SHARES IN
                                ACCORDANCE WITH LONG-TERM INCENTIVE PROGRAMME)
DATE OF TRANSACTION             29 JANUARY 2009
PLACE OF TRANSACTION            NASDAQ OMX COPENHAGEN
VOLUME OF TRANSACTION           15,468 SHARES
TOTAL VALUE OF TRANSACTION      0 (TRANSFERRED IN ACCORDANCE WITH THE LONG-TERM
                                INCENTIVE PROGRAMME FOR 2005)


NAME                            JESPER BRANDGAARD
REASON FOR REPORTING            CHIEF FINANCIAL OFFICER FINANCIAL
INSTRUMENT AND                  NOVO NORDISK B DK006010261
ID CODE
TYPE OF TRANSACTION             SALE OF SHARES
DATE OF TRANSACTION             29 JANUARY 2009
PLACE OF TRANSACTION            NASDAQ OMX COPENHAGEN
VOLUME OF TRANSACTION           15,468 SHARES
TOTAL VALUE OF TRANSACTION      DKK 4,616,270


NAME                            JESPER BRANDGAARD
REASON FOR REPORTING            CHIEF FINANCIAL OFFICER
FINANCIAL INSTRUMENT            NOVO NORDISK B DK006010261
AND ID CODE
TYPE OF TRANSACTION             EXERCISE OF OPTIONS (PURCHASE OF SHARES)
DATE OF TRANSACTION             29 JANUARY 2009
PLACE OF TRANSACTION            NASDAQ OMX COPENHAGEN
VOLUME OF TRANSACTION           12,000 SHARES
TOTAL VALUE OF TRANSACTION      DKK 1,188,000

NAME                            JESPER BRANDGAARD
REASON FOR REPORTING            CHIEF FINANCIAL OFFICER
FINANCIAL INSTRUMENT            NOVO NORDISK B DK006010261
AND ID CODE
TYPE OF TRANSACTION             SALE OF SHARES
DATE OF TRANSACTION             29 JANUARY 2009
PLACE OF TRANSACTION            NASDAQ OMX COPENHAGEN
VOLUME OF TRANSACTION           12,000 SHARES
TOTAL VALUE OF TRANSACTION      DKK 3,581,280


NAME                            LISE KINGO
REASON FOR REPORTING            CHIEF OF STAFFS
FINANCIAL INSTRUMENT            NOVO NORDISK B DK006010261
AND ID CODE
TYPE OF TRANSACTION             OTHER TRANSACTION (TRANSFER OF SHARES IN
                                ACCORDANCE WITH LONG-TERMINCENTIVE PROGRAMME)
DATE OF TRANSACTION             29 JANUARY 2009
PLACE OF TRANSACTION            NASDAQ OMX COPENHAGEN
VOLUME OF TRANSACTION           15,468 SHARES
TOTAL VALUE OF TRANSACTION      0 (TRANSFERRED IN ACCORDANCE WITH THE LONG-TERM
                                INCENTIVE PROGRAMME FOR 2005)


NAME                            LISE KINGO
REASON FOR REPORTING            CHIEF OF STAFFS
FINANCIAL INSTRUMENT            NOVO NORDISK B DK006010261
AND ID CODE
TYPE OF TRANSACTION             SALE OF SHARES
DATE OF TRANSACTION             29 JANUARY 2009
PLACE OF TRANSACTION            NASDAQ OMX COPENHAGEN
VOLUME OF TRANSACTION           15,468 SHARES
TOTAL VALUE OF TRANSACTION      DKK 4,616,270

NAME                            KARE SCHULTZ
REASON FOR REPORTING            CHIEF OPERATING OFFICER
FINANCIAL INSTRUMENT AND        NOVO NORDISK B DK006010261
ID CODE
TYPE OF TRANSACTION             OTHER TRANSACTION (TRANSFER OF SHARES IN
                                ACCORDANCE WITH LONG-TERM INCENTIVE PROGRAMME)
DATE OF TRANSACTION             29 JANUARY 2009
PLACE OF TRANSACTION            NASDAQ OMX COPENHAGEN
VOLUME OF TRANSACTION           15,468 SHARES
TOTAL VALUE OF TRANSACTION      0 (TRANSFERRED IN ACCORDANCE WITH THE LONG-TERM
                                INCENTIVE PROGRAMME FOR 2005)


NAME                            KARE SCHULTZ
REASON FOR REPORTING            CHIEF OPERATING OFFICER
FINANCIAL INSTRUMENT            NOVO NORDISK B DK006010261
AND ID CODE
TYPE OF TRANSACTION             SALE OF SHARES
DATE OF TRANSACTION             29 JANUARY 2009
PLACE OF TRANSACTION            NASDAQ OMX COPENHAGEN
VOLUME OF TRANSACTION           8,214 SHARES
TOTAL VALUE OF TRANSACTION      DKK 2,451,386

NAME                            MADS KROGSGAARD THOMSEN
REASON FOR REPORTING            CHIEF SCIENCE OFFICER
FINANCIAL INSTRUMENT            NOVO NORDISK B DK006010261
AND ID CODE TYPE OF
TRANSACTION                     OTHER TRANSACTION (TRANSFER OF SHARES IN
                                ACCORDANCE WITH LONG-TERM INCENTIVE PROGRAMME)
DATE OF TRANSACTION             29 JANUARY 2009
PLACE OF TRANSACTION            NASDAQ OMX COPENHAGEN
VOLUME OF TRANSACTION           15,468 SHARES
TOTAL VALUE OF TRANSACTION      0 (TRANSFERRED IN ACCORDANCE WITH THE LONG-TERM
                                INCENTIVE PROGRAMME FOR 2005)


NAME                            MADS KROGSGAARD THOMSEN
REASON FOR REPORTING            CHIEF SCIENCE OFFICER
FINANCIAL INSTRUMENT            NOVO NORDISK B K006010261
AND ID CODE
TYPE OF TRANSACTION             SALE OF SHARES
DATE OF TRANSACTION             9 JANUARY 2009
PLACE OF TRANSACTION            NASDAQ OMX COPENHAGEN
VOLUME OF TRANSACTION           4,000 SHARES
TOTAL VALUE OF TRANSACTION      DKK 1,193,760


NAME                            MADS KROGSGAARD THOMSEN
REASON FOR REPORTING            CHIEF SCIENCE OFFICER
FINANCIAL INSTRUMENT            NOVO NORDISK B DK006010261
AND ID CODE
TYPE OF TRANSACTION             EXERCISE OF OPTIONS (PURCHASE OF SHARES)
DATE OF TRANSACTION             29 JANUARY 2009
PLACE OF TRANSACTION            NASDAQ OMX COPENHAGEN
VOLUME OF TRANSACTION           12,000 SHARES
TOTAL VALUE OF TRANSACTION      DKK 1,188,000

NAME                            MADS KROGSGAARD THOMSEN
REASON FOR REPORTING            CHIEF SCIENCE OFFICER
FINANCIAL INSTRUMENT            NOVO NORDISK B DK006010261
AND ID CODE
TYPE OF TRANSACTION             SALE OF SHARES
DATE OF TRANSACTION             29 JANUARY 2009
PLACE OF TRANSACTION            ASDAQ OMX COPENHAGEN
VOLUME OF TRANSACTION           12,000 SHARES
TOTAL VALUE OF TRANSACTION      DKK 3,581,280

DEFINITIONS AND BACKGROUND INFORMATION:

PUBLICATION
Publication shall take place the day after Novo Nordisk receives sufficient information on the trading. Publication is only required when the total amount of transactions of a specific board member/executive and his/her associated persons in any one calendar year has reached 5,000 euros.

WHO ARE BOARD MEMBERS, EXECUTIVES AND ASSOCIATED PERSONS?
Board members and executives are members of the Board of Directors and Executive Management, respectively, of Novo Nordisk A/S. Associated persons are defined as the following persons associated to a board member/executive: 1) spouse or cohabitant, 2) children under the age of 18 years, 3) relatives defined as brothers, sisters, parents, grandparents etc, children, grandchildren etc who have shared the same household with a board member/executive for at least one year, and 4) any legal person, including a company, a foundation or a partnership, which is controlled directly or indirectly by a board member/executive and/or a person mentioned in 1)-3), or to which a board member/executive and/or a person mentioned in 1)-3) has managerial responsibilities or economic interests substantially equivalent to the legal person.

WHAT IS TRADING/TRANSACTION?
Trading is any kind of transaction, including shares purchased or otherwise acquired, shares sold or otherwise disposed, gifts, mortgages and grants and exercise of options, but not heritage.

WHAT IS FINANCIAL INSTRUMENT AND ID CODE?
Financial instrument includes shares listed on the NASDAQ OMX Copenhagen and London Stock Exchange as well as ADRs listed on New York Stock Exchange, except for ADRs held in 401(k) retirement plan by US-based employees. The ID code is the code (ISIN DK006010261) of the Novo Nordisk share on the NASDAQ OMX Copenhagen, the code (NVOB) on London Stock Exchange or the code (NVO) on New York Stock Exchange.

WHAT IS DATE AND PLACE OF TRANSACTION?
Date of transaction is the actual transaction date. The place of transaction is the actual place of transaction, ie NASDAQ OMX Copenhagen, London Stock Exchange or New York Stock Exchange.

WHAT IS VOLUME AND VALUE OF TRANSACTION?
The volume of transaction is the number of shares (of DKK 1 nominal value) or other financial instruments traded. The transaction value is the number of shares traded multiplied by the transaction price. The exchange rate of the Danish Central Bank (Nationalbanken) on the date of transaction is used for calculating the transaction value in DKK in case of shares traded on London Stock Exchange and ADRs listed on New York Stock Exchange.

Novo Nordisk is a healthcare company and a world leader in diabetes care. In addition, Novo Nordisk has a leading position within areas such as haemostasis management, growth hormone therapy and hormone replacement therapy. Novo Nordisk manufactures and markets pharmaceutical products and services that make a significant difference to patients, the medical profession and society. With headquarters in Denmark, Novo Nordisk employs over 27,000 employees in 81 countries, and markets its products in 179 countries. Novo Nordisk's B shares are listed on the stock exchanges in Copenhagen and London. Its ADRs are listed on the New York Stock Exchange under the symbol 'NVO'. For more information, visit novonordisk.com.

FOR FURTHER INFORMATION PLEASE CONTACT:
Media:                          Investors:

Outside North America:          Outside North America:
Mike Rulis                      Mads Veggerby Lausten
Tel: (+45) 4442 3573            Tel: (+45) 4443 7919:
E-mail:mike@novonordisk.com     E-mail:mlau@novonordisk.com

                                Kasper Roseeuw Poulsen
                                Tel: (+45) 4442 4471
                                E-mail: krop@novonordisk.com

In North America:               In North America

Sean Clements                   Hans Rommer
Tel: (+1) 609 514 8316          Tel: (+1) 609 919 7937
E-mail: secl@novonordisk.com    E-mail: hrmm@novonordisk.com


Company Announcement no 3 / 2009

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Date: February 2, 2009                        NOVO NORDISK A/S
                             ---------------------------------------------------
                                            Lars Rebien Sorensen,
                                     President and Chief Executive Officer